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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                      VAN KAMPEN SENIOR FLOATING RATE FUND
                                (NAME OF ISSUER)

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                      (NAME OF PERSON(S) FILING STATEMENT)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920960-101
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
            Executive Vice President, General Counsel and Secretary
                          Van Kampen Investments Inc.
                                1 Parkview Plaza
                                 P.O. Box 5555
                        Oakbrook Terrace, IL 60181-5555
                                 (630) 684-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
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Transaction Valuation $416,150,407(a)          Amount of Filing Fees: $83,230(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for
     43,805,306 shares in the offer.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $83,230

     Form or Registration No.:  Schedule TO

     Filing Party:  Van Kampen Senior Floating Rate Fund

     Date Filed:  October 20, 2000

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

 [X] Check the following box if the filing is a final amendment reporting the results of the tender offer.
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     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO
filed with the Securities and Exchange Commission on October 20, 2000, by Van Kampen Senior Floating Rate Fund (the "Fund"), with respect to the tender offer to purchase 43,805,306 of the Trust's outstanding common shares of beneficial interest, par value $0.01 per share, amends such statement on Schedule TO to add the following supplemental information: the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn was 23,231,961. All 23,231,961 such shares were purchased in their entirety at the price of $9.33 per share, the net asset value at the time the offer expired. Payment for the shares was mailed prior to the date hereof. The Schedule TO is hereby terminated.

Item 9. Material to Be Filed as Exhibits.

     The following materials are hereby filed as additional Exhibits to the Schedule TO:

     (a) (8) -- Text of Completion Press Release dated December 4, 2000
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VAN KAMPEN SENIOR FLOATING RATE FUND

Dated: December 4, 2000                                  /s/  STEPHEN L. BOYD
                                                         --------------------------------------------------------
                                                         Stephen L. Boyd,
                                                         Executive Vice President and Chief Investment Officer

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                                 EXHIBIT INDEX

      EXHIBIT                               DESCRIPTION
      -------                               -----------
       (a)(1)(i)    Advertisement printed in The Wall Street Journal.*
            (ii)    Offer to Purchase (including Financial Statements).*
          (a)(2)    Form of Letter of Transmittal (including Guidelines for
                    Certification of Taxpayer Identification Number).*
       (a)(3)(i)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*
            (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.*
           (iii)    Form of Letter to Selling Group Members.*
            (iv)    Form of Operations Notice.*
          (a)(4)    Form of Letter to Shareholders who have requested Offer to
                    Purchase.*
          (a)(5)    Text of Press Release dated October 20, 2000.*
          (a)(6)    Text of completion Press Release dated December 4, 2000.+
          (b)(1)    Third Amendment and Restatement of Credit Agreement between
                    Van Kampen Prime Rate Income Trust, Van Kampen Senior
                    Floating Rate Fund, Various Financial Institutions and Bank
                    of American, N.A., as agent, dated as of September 13, 2000.*
          (d)(1)    Investment Advisory Agreement between Van Kampen Senior
                    Floating Rate Fund and Van Kampen Investment Advisory Corp.,
                    dated as of December 19, 1997.*
          (d)(2)    Administration Agreement between Van Kampen Senior Floating
                    Rate Fund and Van Kampen Investments Inc., dated as of
                    December 19, 1997.*
          (d)(3)    Offering Agreement between Van Kampen Senior Floating Rate
                    Fund and Van Kampen Funds Inc., dated as of December 19,
                    1997.*
          (d)(4)    Service Plan of Van Kampen Senior Floating Rate Fund.*
         (g)-(h)    Not applicable.

+ Filed herewith

* Previously filed in the Trust's Schedule TO filed with the Securities and Exchange Commission on October 20, 2000.

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